BioClinica: Mark Weinstein 267-757-3039 CoreLab Partners: Michael Woehler 609-936-2617 JLL Partners: Dan Agroskin 212-210-9369 Ampersand: Richard A. Charpie 781-239-0700

FOR IMMEDIATE RELEASE

JLL PARTNERS TO ACQUIRE BIOCLINICA AND CORELAB PARTNERS

Transaction to Create an Industry Leading Provider of Medical Imaging and eClinical
Solutions for Clinical Trials

NEWTOWN, PA. January 30, 2013 – BioClinica®, Inc. (NASDAQ: BIOC), a leading global provider of clinical trial management solutions, today announced that it has entered into a definitive agreement to be acquired by a holding company controlled by JLL Partners, Inc., a leading private equity firm.

Simultaneously, JLL Partners announced that it has reached a definitive agreement to acquire CoreLab Partners, Inc., a provider of medical imaging solutions and cardiac safety services based in Princeton, N.J.

Following the proposed acquisitions, BioClinica and CoreLab Partners will be merged to create a leading provider of medical imaging services and best-in-class eClinical solutions for clinical trials. Ampersand Capital Partners, which is the majority owner of CoreLab Partners, will also be a significant investor in the combined company.

Mark L. Weinstein, currently President and CEO of BioClinica, will lead the combined company.

Dan Agroskin, Managing Director of JLL Partners said, “We are excited about the tremendous promise of this business combination given the strong fundamentals of each company and the overall industry. We will conservatively capitalize the combined business and look forward to supporting its continued growth.”

Terms of the agreement
Under terms of the BioClinica agreement, the holding company will commence a cash tender offer to purchase all of BioClinica’s common stock at an offer price of $7.25 a share, which results in an equity value of approximately $123 million. Any BioClinica shares not tendered in the offer will be acquired in a second-step merger at the same cash price as paid in the tender offer. The purchase price represents a premium of 23.2% over its average closing price for the 90 days ended January 29, 2013, and 28.7% over the average price for the 52-week period ended January 29, 2013. BioClinica’s Board of Directors has unanimously approved the definitive merger agreement and the transaction contemplated hereby.

The transaction will be financed by an equity commitment from JLL Partners and Ampersand Capital. It is subject to a valid tender of a majority of BioClinica’s common stock, regulatory approvals, and other customary conditions. It is not subject to any financing conditions, nor is it subject to the closing of the CoreLab Partners transaction. The parties expect the tender offer to close before the end of this year’s first quarter.

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David E. Nowicki, DMD, Chairman of the Board of Directors of BioClinica and Chairman of its Strategic Committee said, “After careful and thorough analysis, together with our independent advisors, the Strategic Committee of our Board has endorsed this transaction as being in the best interest of the company and our shareholders. We are pleased that the transaction appropriately recognizes the value of BioClinica as one of the leaders in providing clinical trial management solutions to the pharmaceutical and medical device industries, while providing our shareholders with immediate cash liquidity for their investment in BioClinica.”

Mark L. Weinstein added, “We are pleased to announce this transaction and look forward to merging our company with CoreLab Partners and working with JLL Partners and Ampersand Capital to continue to expand our business. The combined platform significantly enhances our global scale, scientific expertise, and our prospects for accelerating the pace of innovation for customers. We are also delighted that this transaction comes at a time when our industry is poised for growth in demand for imaging and eClinical solutions.”

Following completion of its proposed acquisition, BioClinica will become a privately held company and its stock will no longer trade on the NASDAQ stock exchange. The proposed acquisition of CoreLab Partners is contingent on the closing of the BioClinica transaction. Both acquisitions are expected to close concurrently.

Michael Woehler, Ph.D., CEO of CoreLab Partners said, “We’re excited about the prospect of working with BioClinica, which has a great track record and reputation as a leader in this industry. We look forward to contributing our deep scientific expertise, our diverse customer base, and our successful clinical trial experience. Together, we will offer our customers best-in-class solutions at an industry-leading standard of quality and service.”

About BioClinica, Inc.
BioClinica, Inc. is a leading global provider of integrated, technology-enhanced clinical trial management solutions. BioClinica supports pharmaceutical and medical device innovation with imaging core lab, internet image transport, electronic data capture, interactive voice and web response, clinical trial management, and clinical supply chain forecasting and optimization solutions. BioClinica solutions maximize efficiency and manageability throughout all phases of the clinical trial process. With over 20 years of experience and more than 2,000 successful trials to date, BioClinica has supported the clinical development of many new medicines from early phase trials through final approval. The company operates state-of-the-art, regulatory body-compliant imaging core labs on two continents, and supports worldwide eClinical and data management services from offices in the United States, Europe and Asia. For more information, please visit http://www.bioclinica.com

About CoreLab Partners, Inc.
Built on over 15+ years of cumulative clinical research experience, CoreLab Partners offers the worldwide biopharmaceutical industry unparalleled service quality, dedicated global capabilities and advanced technologies, with 100% on-time delivery of all projects. CoreLab Partners also provides clinical trial sponsors with best-in-class centralized cardiac safety and efficacy services, and independent medical image assessment solutions—all designed to facilitate successful new drug development in the pharmaceutical, biotechnology and medical device market sectors. CoreLab Partners’ services include medical image management, interpretation, and response assessment for clinical trials, with a particular focus on the oncology therapeutic area. CoreLab Partners also provides regulatory support and digital image submission, as well as cost-effective cardiac safety assessments for development programs, support for clinical studies, and equipment rental. The company also offers worldwide ambulatory blood pressure monitoring services, digital ECG services, and cardiac safety services. For more information, please visit http://www.corelabpartners.com

About JLL Partners, Inc.
JLL Partners is a leading New York-based private equity investment firm with approximately $4 billion of capital under management. JLL Partner's investment philosophy is to partner with outstanding management teams and invest with them in companies that they can continue to grow into market leaders. JLL Partners has invested in a variety of industries, with special focus on healthcare services, financial services and business services. For more information, please visit www.jllpartners.com.

About Ampersand Capital Partners
Ampersand Capital Partners, based in Boston, is a leading private equity firm that focuses on middle market growth equity investments in the Healthcare sector. Ampersand Capital Partners leverages its unique blend of private equity and operating experience to build value and drive long-term performance alongside its portfolio company management teams. To learn more about Ampersand Capital Partners, please visit http://www.ampersandcapital.com. Excel Partners is acting as financial advisor to BioClinica, and Morgan, Lewis & Bockius, LLP is acting as BioClinica’s legal counsel.

Robert W. Baird is acting as CoreLab Partners’ financial advisor and Edwards, Wildman Palmer LLP is acting as legal counsel to CoreLab Partners and Ampersand Capital Partners.

Skadden, Arps, Slate, Meagher & Flom LLP is acting as legal counsel to JLL Partners.

Important information about the tender offer
This announcement and the description contained herein are for informational purposes only and are not an offer to purchase or a solicitation of an offer to sell securities of BioClinica, Inc. The tender offer described herein has not yet been commenced. At the time the tender offer is commenced, affiliates of JLL Partners intend to file a tender offer statement on a Schedule TO containing an offer to purchase, a letter of transmittal and other related documents with the Securities and Exchange Commission. At the time the tender offer is commenced, BioClinica, Inc. intends to file with the Securities and Exchange Commission a solicitation/recommendation statement on Schedule 14D-9 and, if required, will, file a proxy statement or information statement with the Securities and Exchange Commission in connection with the merger, the second step of the transaction, at a later date. Such documents will be mailed to stockholders of record and will also be made available for distribution to beneficial owners of common stock of BioClinica, Inc. The solicitation of offers to buy common stock of BioClinica will only be made pursuant to the offer to purchase, the letter of transmittal and related documents. Stockholders are advised to read the offer to purchase and the letter of transmittal, the solicitation/recommendation statement, the proxy statement, the information statement and all related documents, if and when such documents are filed and become available, as they will contain important information about the tender offer and proposed merger. Stockholders can obtain these documents when they are filed and become available free of charge from the Securities and Exchange Commission's website at http://www.sec.gov, or from the information agent JLL selects. In addition, copies of the solicitation/recommendation statement, the proxy statement and other filings containing information about BioClinica, Inc., the tender offer and the merger may be obtained, if and when available, without charge, by directing a request to BioClinica, Inc. Attention: Ted Kaminer, Chief Financial Officer, at 826 Newtown-Yardley Rd., Newtown, PA 18940, or on BioClinica’s corporate website at http://www.bioclinica.com.

Forward-looking statements
Certain statements made in this press release are “forward-looking statements” intended to qualify for the safe harbors from liability established by the Private Securities Litigation Reform Act of 1995. Such forward-looking statements may be identified by, among other things, the use of forward-looking terminology such as “believes”, “expects”, “may”, “should” or

“anticipates” or the negative thereof or other variations thereon or comparable terminology, or by discussions of strategy that involve risks and uncertainties. Such forward-looking statements include the decision by BioClinica, Inc. to enter into an agreement to be acquired by the holding company controlled by JLL Partners, the ability of BioClinica, Inc. and the holding company controlled by JLL Partners to complete the transaction contemplated by the definitive agreement, including the parties’ ability to satisfy the conditions set forth in the merger agreement, and the possibility of any termination of the definitive agreement. The forward-looking statements contained in this press release are based on our current expectations, and those made at other times will be based on our expectations when the statements are made. Factors that could cause or contribute to such differences include, but are not limited to, the expected timetable for completing the proposed transaction; the risk and uncertainty in connection with a strategic alternative process; financial results; the demand for our services and technologies; growing recognition for the use of independent medical image review services; trends toward the outsourcing of imaging services in clinical trials; realized return from our marketing efforts; increased use of digital medical images in clinical trials; integration of our acquired companies and businesses; expansion into new business segments; the success of any potential acquisitions and the integration of current acquisitions; and the level of our backlog are examples of such forward-looking statements; the timing of revenues due to the variability in size, scope and duration of projects; estimates made by management with respect to our critical accounting policies; regulatory delays; clinical study results which lead to reductions or cancellations of projects and other factors, including general economic conditions and regulatory developments, not within our control. Further information can be found in the risk factors contained in the Annual Report of BioClinica, Inc. on Form 10-K for the year ended December 31, 2011 and most recent filings. BioClinica, Inc. does not undertake to update the disclosures made herein, and you are urged to read our filings with the Securities and Exchange Commission.

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